CONSENT OF THE MENTOR GROUP

We hereby consent to the use in the Information Statement on Schedule 14C of Zhongchai Manchinery, Inc. of our opinion dated March 17, 2011 appearing as Appendix 3 to such Schedule 14C, and to the description of such opinion and to the references to our name contained therein.  In giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of the Schedule 14C within the meaning of the term “experts” as used in the Securities Act or the rules and regulations promulgated thereunder.

THE MENTOR GROUP

By:	/s/ Brad M. Cashion
Name: Brad M. Cashion
Title: Managing Director

Laguna Niguel, California
March 21, 2011